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W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                August 20, 2009

VIA E-MAIL AND EDGAR CORRESPONDENCE SUBMISSION
______________________________________________

Ms. Alison White
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

      RE:  INITIAL REGISTRATION STATEMENT ON FORM N-4 FOR
           METLIFE INVESTORS USA INSURANCE COMPANY
           METLIFE INVESTORS USA SEPARATE ACCOUNT A
           FILE NO. 333-161443

Dear Ms. White:

On behalf of MetLife Investors USA Insurance Company (the "Company") and its separate account, MetLife Investors USA Separate Account A, we are submitting a courtesy copy of the prospectus and statement of additional information included in the initial registration statement filed on August 19, 2009 (File No. 333-161443) (the "Registration Statement").

The Company filed the Registration Statement to offer investors a basic variable annuity contract (the "Contract"). The Contract is a single premium individual deferred variable annuity contract that will be offered on a tax qualified and non-tax qualified basis. The Contract currently offers only a single investment option; however, in certain circumstances related to the free look period, the Company may allocate contract value to a money market fund. Currently, the only charges under the Contract are: the mortality and expense charge; the surrender charge; and the fee for the investment option. The Contract is automatically issued with a lifetime guaranteed withdrawal benefit that offers protection against market risk. The Contract is also automatically issued with a death benefit, whereby the beneficiaries may choose to receive either contract value or return of premium.

The Company has modeled the Contract in many respects after a contract issued by Fidelity Investments Life Insurance Company (333-141878). However, the format used in the

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Alison White, Esq.
August 20, 2009
Page 2

Registration Statement for the Contract is consistent with the format used in the registration statements for the many other variable annuity contracts that the Company currently issues.

If you have any questions or comments regarding the Registration Statement, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at
(202) 383-0873.

Sincerely,

/s/ W. Thomas Conner
--------------------------
W. Thomas Conner

Enclosures

cc:   Marie Swift, Esq.
      John Towers, Esq.
      Lisa Flanagan, Esq.